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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                        Commission File Number 2-53193 or 0-8273

                           CompuServe Corporation
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           (Exact name of registrant as specified in its charter)


    5000 Arlington Centre Boulevard, Columbus, Ohio  43220 (614) 457-8600
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                        Common Stock, $.01 par value
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          (Title of each class of securities covered by this Form)


                                    None
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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

             Rule 12g-4(a)(1)(i)    [X]         Rule 12h-3(b)(1)(i)    [X]
             Rule 12g-4(a)(1)(ii)   [-----]     Rule 12h-3(b)(1)(ii)   [-----]
             Rule 12g-4(a)(2)(i)    [-----]     Rule 12h-3(b)(2)(i)    [-----]
             Rule 12g-4(a)(2)(ii)   [-----]     Rule 12h-3(b)(2)(ii)   [-----]
                                                Rule 15d-6             [-----]

Approximate number of holders of record as of the certification or notice date: one

Pursuant to the requirements of the Securities Exchange Act of 1934 CompuServe Corporation (name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:    February 6, 1998                  By:   /s/ Charles T. Cannada
       ----------------------------------      ---------------------------------
                                                 Charles T. Cannada

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.
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                            [WORLDCOM LETTERHEAD]




Febuary 6, 1998

                             VIA AIRBORNE EXPRESS


National Association of Securities Dealers, Inc.
Uniform Practice Department
33 Whitehall Street
New York, New York  10004

RE:  COMPUSERVE CORPORATION
     (SEC FILE NO. 2-53193 (SEE ALSO FILE NO. 0-8273)) - FORM 15

Ladies and Gentlemen:

Enclosed for filing is a manually signed copy of a Certification and Notice of Termination of Registration on Form 15 for CompuServe Corporation.

The Company was acquired on January 31, 1998, by WorldCom, Inc. (WorldCom) through the merger of a wholly owned subsidiary of WorldCom with and into the Company. The Company requests that registration under Section 12(g) of the Securities Exchange Act be terminated pursuant to Rule 12g-4(a) under such Act immediately or as soon thereafter as practicable.

Please file stamp the enclosed additional copy of this transmittal letter and return it in the enclosed, self-addressed, stamped envelope. Should you require further information or documentation, please contact the undersigned at your earliest convenience.

Very truly yours,

WORLDCOM, INC.




Stephanie Q. Scott
Director, Financial Reporting

SQS:jm
Enclosure
cc:     P. Bruce Borghardt
        Scott D. Sullivan
        NASD-NASDAQ Report Section